UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Update to its Fourth Quarter 2009 Financial Results
     We, LDK Solar Co., Ltd., have announced the filing of our 2009 annual report on Form 20-F with the Securities and Exchange Commission, including our 2009 audited financial statements. During the course of the preparation of our 2009 annual report, our management determined that an additional provision for doubtful recoveries of approximately $12.6 million for our accounts receivable and prepayments to suppliers at December 31, 2009 are required to properly adjust previously announced preliminary unaudited financial results for the fourth quarter ended December 31, 2009. The additional provision for doubtful recoveries of accounts receivable and prepayments to suppliers was based on updated information about our customers’ repayment ability and our suppliers’ ability to honor existing contractual terms for delivery of products or refund of amounts paid.
     Our updated condensed consolidated balance sheet as of December 31, 2009 and updated condensed consolidated statements of operations for the fourth quarter ended December 31, 2009 are as follows:
LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	12/31/2009	9/30/2009
Assets
Current assets
Cash and cash equivalents	384,761	67,753
Pledged bank deposits	68,913	72,665
Trade accounts receivable, net	209,622	247,212
Bills receivable	8,270	5,208
Inventories	432,193	392,409
Insurance recoveries receivable	6,000	—
Prepayments to suppliers, net	40,784	74,063
Due from related parties	37,615	15,309
Other current assets	150,697	154,098
Deferred income tax assets, net	47,590	69,909

Total current assets	1,386,445	1,098,626
Property, plant and equipment, net	2,608,725	2,480,554
Deposits for purchases of property, plant and equipment	32,529	56,742
Intangible asset, net	1,018	1,035
Land use rights	175,533	164,422
Inventories to be processed beyond one year	10,947	25,314
Prepayments to suppliers expected to be utilized beyond one year, net	26,482	30,624
Pledged bank deposits — non-current	50,797	50,382
Debt issuance costs, net	4,909	5,813
Investment in an associate and a joint venture	51,884	74,540
Deposits relating to sales and leaseback transactions	13,921	7,322
Deferred income tax assets	16,913	16,907
Other non-current assets	4,106	494

Total assets	4,384,209	4,012,775

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	980,359	1,103,754
Bills payable	97,872	103,065
Trade accounts payable	191,240	154,438
Advance payments from customers, current portion	199,075	488,677
Accrued expenses and other payables	656,697	537,006
Due to related parties	38,782	32,628
Income tax payable	14,741	12,409
Obligations under capital leases — current portion	33,380	19,241
Other financial liabilities	7,880	1,345

Total current liabilities	2,220,026	2,452,563
Convertible senior notes	400,000	400,000
Debt discount	(8,358)	(9,898)
Long-term bank borrowings, excluding current installments	408,062	298,918
Obligations under capital leases, excluding current installments	50,664	25,576
Advance payments from customers — non-current	177,773	177,967
Other liabilities	250,561	64,821
Deferred income tax liability	8,545	7,170

Total liabilities	3,507,273	3,417,117
Total equity	876,936	595,658

Total liabilities and shareholders’ equity	4,384,209	4,012,775

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2009	9/30/2009
Net sales	304,590	281,888
Cost of goods sold	(274,345)	(225,118)

Gross profit (loss)	30,245	56,770
Selling expenses	(1,533)	(1,549)
General and administrative expenses	(33,646)	(16,110)
Research and development expenses	(1,168)	(2,007)
Legal settlements, net of insurance recoveries	(10,000)	—

Total operating expenses	(46,347)	(19,666)

(Loss) Profit from operations	(16,102)	37,104
Other income (expenses):
Interest income	625	696
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(14,434)	(11,365)
Foreign currency exchange (loss) gain, net	(1,782)	925
Government subsidy	9,501	13,819
Others	1,907	(5,236)

(Loss) Profit before income tax	(20,285)	35,943
Income tax expense	(3,708)	(6,562)

Net (loss) income after taxes before minority interest	(23,993)	29,381
(Profit) Loss attributable to non-controlling interest	(289)	60

Net (loss) income attributable to holders of ordinary shares	(24,282)	29,441

Net income (loss) per ADS, Diluted	$(0.22)	$0.27

Incorporation by Reference
     This report on Form 6-K (except our press release attached hereto as Exhibit 99.2) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
     Attached hereto as Exhibit 99.2 is the press release we issued on June 30, 2010 relating to our updated consolidated financial results for the fourth quarter 2009, which is furnished to the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: June 30, 2010

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Announces Update to its Fourth Quarter 2009 Financial Results
Xinyu City, China and Sunnyvale, California, June 30, 2010 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, announced today the filing of its 2009 annual report on Form 20-F with the Securities and Exchange Commission, including its 2009 audited financial statements.
During the course of the preparation of LDK Solar’s 2009 annual report, LDK Solar’s management determined that an additional provision for doubtful recoveries of approximately $12.6 million for its accounts receivable and prepayment to suppliers at December 31, 2009 are required to properly adjust previously announced preliminary unaudited financial results for the fourth quarter ended December 31, 2009.
The additional provision for doubtful recoveries of accounts receivable and prepayments to suppliers was based on updated information about its customers’ repayment ability and its suppliers’ ability to honor existing contractual terms for delivery of products or refund of amounts paid.
The updated condensed consolidated balance sheet as of December 31, 2009 and the updated condensed consolidated statements of operations for the fourth quarter ended December 31, 2009 are included below. Additional information about LDK Solar’s audited consolidated financial statements for the fiscal year ended December 31, 2009, including the notes thereto, can be found in the annual report on Form 20-F to be filed by LDK Solar with the SEC. Copies of such 6-K report and 20-F annual report can also be found in the “Investor Relations” section of LDK Solar website under “SEC Filings”. Should you wish to be sent a hard copy of the complete annual report, please contact ir@ldksolar.com.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Information
(In US$’000, except share and per share data)

	12/31/2009	9/30/2009
Assets
Current assets
Cash and cash equivalents	384,761	67,753
Pledged bank deposits	68,913	72,665
Trade accounts receivable, net	209,622	247,212
Bills receivable	8,270	5,208
Inventories	432,193	392,409
Insurance recoveries receivable	6,000	—
Prepayments to suppliers, net	40,784	74,063
Due from related parties	37,615	15,309
Other current assets	150,697	154,098
Deferred income tax assets, net	47,590	69,909

Total current assets	1,386,445	1,098,626
Property, plant and equipment, net	2,608,725	2,480,554
Deposits for purchases of property, plant and equipment	32,529	56,742
Intangible asset, net	1,018	1,035
Land use rights	175,533	164,422
Inventories to be processed beyond one year	10,947	25,314
Prepayments to suppliers expected to be utilized beyond one year, net	26,482	30,624
Pledged bank deposits — non-current	50,797	50,382
Debt issuance costs, net	4,909	5,813
Investment in an associate and a joint venture	51,884	74,540
Deposits relating to sales and leaseback transactions	13,921	7,322
Deferred income tax assets	16,913	16,907
Other non-current assets	4,106	494

Total assets	4,384,209	4,012,775

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	980,359	1,103,754
Bills payable	97,872	103,065
Trade accounts payable	191,240	154,438
Advance payments from customers, current portion	199,075	488,677
Accrued expenses and other payables	656,697	537,006
Due to related parties	38,782	32,628
Income tax payable	14,741	12,409
Obligations under capital leases — current portion	33,380	19,241
Other financial liabilities	7,880	1,345

Total current liabilities	2,220,026	2,452,563
Convertible senior notes	400,000	400,000
Debt discount	(8,358)	(9,898)
Long-term bank borrowings, excluding current installments	408,062	298,918
Obligations under capital leases, excluding current installments	50,664	25,576
Advance payments from customers — non-current	177,773	177,967
Other liabilities	250,561	64,821
Deferred income tax liability	8,545	7,170

Total liabilities	3,507,273	3,417,117
Total equity	876,936	595,658

Total liabilities and shareholders’ equity	4,384,209	4,012,775

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2009	9/30/2009
Net sales	304,590	281,888
Cost of goods sold	(274,345)	(225,118)

Gross profit (loss)	30,245	56,770
Selling expenses	(1,533)	(1,549)
General and administrative expenses	(33,646)	(16,110)
Research and development expenses	(1,168)	(2,007)
Legal settlements, net of insurance recoveries	(10,000)	—

Total operating expenses	(46,347)	(19,666)

(Loss) Profit from operations	(16,102)	37,104
Other income (expenses):
Interest income	625	696
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(14,434)	(11,365)
Foreign currency exchange (loss) gain, net	(1,782)	925
Government subsidy	9,501	13,819
Others	1,907	(5,236)

(Loss) Profit before income tax	(20,285)	35,943
Income tax expense	(3,708)	(6,562)

Net (loss) income after taxes before minority interest	(23,993)	29,381
(Profit) Loss attributable to non-controlling interest	(289)	60

Net (loss) income attributable to holders of ordinary shares	(24,282)	29,441

Net income (loss) per ADS, Diluted	$(0.22)	$0.27

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multi crystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multi crystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about our company and products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801